UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________ to ______________

Commission File Number - 333-133631

A.	Full title of the plan and the address of the plan:

COMMUNITY BANCORP AND DESIGNATED SUBSIDIARIES' RETIREMENT SAVINGS PLAN
Physical Location:
4811 U.S. Rte. 5
Derby, Vermont  05829

Mailing Address:
4811 U.S. Rte. 5
Newport, Vermont  05855

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY BANCORP.
4811 U.S. Rte. 5
Derby, Vermont  05829

REQUIRED INFORMATION

The Community Bancorp and Designated Subsidiaries' Retirement Savings Plan is an ERISA plan with more than 100 participants.  Required financial statements filed with this report:

Financial Report for plan year ended December 31, 2013.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

and

SUPPLEMENTARY INFORMATION

December 31, 2013 and 2012

With Independent Auditor’s Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Audit Committee of the Board of Directors
Community Bancorp and Designated Subsidiaries Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Community Bancorp and Designated Subsidiaries Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Maine
June 27, 2014
VT Reg. No. 92-0000278

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31,	2013	2012

Assets
Investments, at fair value
Money market assets	$822,749	$550,257
Marketable equity securities	5,807,153	4,546,363
Mutual funds	10,115,290	8,228,525

Total investments	16,745,192	13,325,145

Receivables
Employer contributions	376,550	355,861
Participant loans	472,323	426,186
Accrued interest and dividends	212	2,525

Total receivables	849,085	784,572

Net assets available for benefits	$17,594,277	$14,109,717

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to net assets attributed to:
Investment and participant loan income
Net appreciation in fair value of investments	$2,694,016
Interest and dividends	637,474

3,331,490

Contributions
Employer’s	538,901
Participants’	417,299

956,200

Total additions	4,287,690

Deductions from net assets attributed to:
Benefits paid to participants	760,626
Administrative expenses	42,504

Total deductions	803,130

Increase in net assets available for benefits	3,484,560

Net assets available for benefits

Beginning of year	14,109,717

End of year	$17,594,277

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2013 and 2012

Note 1.  Description of Plan

The following description of the Community Bancorp and Designated Subsidiaries Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the sponsor, Community National Bank (the Bank), a subsidiary of Community Bancorp. (the Company), who have attained age 21 and have completed one year of service.  Effective January 1, 2008, the Plan recognized years of service with LyndonBank and affiliated employers for purposes of eligibility and computing vesting. Under the provisions of the Plan, investment activity is directed by individual participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum amount allowed by the Internal Revenue Code (IRC). The Bank makes matching contributions equal to 50% of the participant’s contributions, with such contributions limited to 5% of annual eligible compensation. The Bank may also make additional discretionary contributions. Contributions are subject to certain limitations. After tax or ROTH contributions are accepted by the Plan.

Forfeiture Accounts

There were no unallocated forfeitures as of December 31, 2013 and 2012.  Forfeitures may be used to reduce future employer contributions.  During 2013, $15,397 of forfeitures was used to reduce the Bank’s contribution.

Note 2.  Summary of Accounting Policies

Participant Loans

Loans to participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan documents.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2013 and 2012

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

All reasonable expenses of administration may be paid out of Plan assets unless paid by the Company.

Note 3.  Investments

Investments that represent 5% or more of the Plan's net assets are as follows:

	2013	2012

Community Bancorp. Common Stock	$5,807,153	$4,546,363
Growth Fund of America, Inc.	2,464,954	1,843,507
American Balanced Fund	1,657,211	1,266,915
Vanguard Total Stock Market Index Fund	2,294,812	1,779,743
EuroPacific Growth Fund	1,338,295	1,149,852
Royce Premier Investment Fund	922,262	818,757

During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$1,784,210
Marketable equity securities	909,806
$2,694,016

Note 4.  Fair Value Measurements

Fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, and Level 3 inputs have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 or Level 3 inputs were used at December 31, 2013 and 2012.

Level 1 Fair Value Measurements

Money market assets are valued at the net asset value of shares held by the Plan at year end.  The fair values of marketable equity securities are based on the closing price reported on the active market where the individual securities are traded. The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year end.

The Plan’s investments are reported at fair value on a recurring basis in the accompanying statements of net assets available for benefits.  The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2013 and 2012

	Fair Value Measurements at
	Reporting Date Using:
	Total	Level 1
December 31, 2013

Money market assets	$822,749	$822,749

Marketable equity securities:
Financials	5,807,153	5,807,153

Mutual funds:
Index funds	2,294,812	2,294,812
Balanced funds	1,657,211	1,657,211
International growth funds	1,338,295	1,338,295
Growth funds	2,464,954	2,464,954
Large cap value funds	811,090	811,090
Small/mid-cap funds	922,262	922,262
Fixed income funds	626,666	626,666
	10,115,290	10,115,290

Total assets at fair value	$16,745,192	$16,745,192

December 31, 2012

Money market assets	$550,257	$550,257

Marketable equity securities:
Financials	4,546,363	4,546,363

Mutual funds:
Index funds	1,779,743	1,779,743
Balanced funds	1,266,915	1,266,915
International growth funds	1,149,852	1,149,852
Growth funds	1,843,507	1,843,507
Large cap value funds	662,450	662,450
Small/mid-cap funds	818,757	818,757
Fixed income funds	707,301	707,301
	8,228,525	8,228,525

Total assets at fair value	$13,325,145	$13,325,145

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2013 and 2012

Note 5.  Tax Status

The Plan obtained its latest determination letter dated August 23, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Note 6.  Plan Termination

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 7.  Party-In-Interest Transactions

Community Financial Services Group is the Plan’s custodian. Community Financial Services Group is an affiliate of the Company, through common ownership.

The Plan allows for participant contributions to be invested in common stock of the Company. At December 31, 2013 and 2012, the Plan held 442,956 and 415,193 shares, respectively, valued at $5,807,153 and $4,546,363, respectively.

There were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

Note 8.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 9.  Subsequent Events

For purposes of accrual or disclosure in these financial statements, the Company has evaluated subsequent events through the date of issuance of these financial statements.

Schedule

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Required for IRS Form 5500
EIN #03-0288082
Plan #002

December 31, 2013

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

	American Money Market Fund	Money Market	**	$ 649,743
	Blackrock Temp Fund Dollar	Money Market	**	173,006
	American Balanced Fund	Mutual Fund	**	1,657,211
	Dodge & Cox Balanced Fund	Mutual Fund	**	422,031
	Growth Fund of America, Inc.	Mutual Fund	**	2,464,954
	T. Rowe Price Equity Income Fund	Mutual Fund	**	811,090
	Royce Premier Investment Fund	Mutual Fund	**	922,262
	Vanguard Total Stock Market Index Fund	Mutual Fund	**	2,294,812
	Vanguard Short Term Bond Index Fund	Mutual Fund	**	204,635
	EuroPacific Growth Fund	Mutual Fund	**	1,338,295
*	Community Bancorp.	Common Stock	**	5,807,153

	Investments at fair value			16,745,192

*	Participant loans	3.23% - 8.13%,
		various maturities	-	472,323

				$17,217,515

*	Indicates a party-in-interest to the Plan.
**	Participant directed investments, information not required.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY BANCORP AND DESIGNATED SUBSIDIARIES'
RETIREMENT SAVINGS PLAN

DATE: June 27, 2014	/s/ Stephen P. Marsh
Stephen P. Marsh, Chairman, President & Chief
Executive Officer, Community Bancorp.
(Plan Administrator)